NASHUA CORPORATION ANNUAL MEETING OF STOCKHOLDERS

      THIS PROXY IS SOLICITED ON BEHALF OF THE VALUE REALIZATION COMMITTEE


         The undersigned stockholder of Nashua Corporation ("Nashua") appoints Mark E. Schwarz and John A. (Pete) Bricker and each or any of them, as attorneys and agents with full power of substitution to vote all Shares which the undersigned would be entitled to vote if personally present at the 2000 Annual Meeting of Stockholders of the Company that is currently scheduled to be held on April 25, 2000, at a time and place to be announced by Nashua and including at any adjournments, postponements, continuations or reschedulings thereof and at any special meeting called in lieu thereof, as follows:


THE VALUE REALIZATION COMMITTEE RECOMMENDS A VOTE FOR THE ELECTION OF THE NOMINEES NAMED BELOW AND FOR THE POISON PILL RESOLUTION.

1.  ELECTION OF DIRECTORS:             FOR      WITHHOLD       FOR ALL
                                       ALL         ALL         Except nominee
      Nominees:  Mark E. Schwarz,                              written below
      John A. (Pete) Bricker, Jr.,
      Dan E. Bruhl, M.D., Joseph A.    [ ]        [ ]              [ ]
      Malick




2.  APPROVAL OF                        FOR      AGAINST        ABSTAIN
    POISON PILL RESOLUTION             [ ]        [ ]              [ ]



3.  RATIFICATION OF                    FOR      AGAINST        ABSTAIN
    INDEPENDENT
    ACCOUNTANTS                        [ ]        [ ]              [ ]



4. In their discretion with respect to any other matters as may properly come before the 2000 Annual Meeting.

         The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the Shares held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this proxy will be voted as directed above. If no direction is indicated with respect to the above proposals, this proxy will be voted FOR the election of the Nominees, or any substitutions or additions thereto, including for all or fewer than all of the Nominees, FOR the approval of the Stockholder Proposal, and FOR the appointment of Ernst & Young LLP, as independent accountants, in the sole discretion of the proxies and in the manner set forth in Item 4 above.




      This proxy will be valid until the sooner of one year from the date indicated below and the completion of the 2000 Annual Meeting.


DATED:  _________________________________, 2000.

PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.

-------------------------------------------------------
(Signature)

-------------------------------------------------------
(Signature, if held jointly)

-------------------------------------------------------
(Title)


          WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN.
         EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE
                           CAPACITY IN WHICH SIGNING.


       IMPORTANT: PLEASE SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY IN
                             THE ENCLOSED ENVELOPE!


            IF YOU NEED ASSISTANCE WITH THIS PROXY CARD, PLEASE CALL
                             D. F. KING & CO., INC.
                          CALL TOLL FREE AT 1-(800) 488-8035




                                      -28-